[Puget Sound Energy, Inc. Letterhead]

March 6, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Ms. Jennifer López

Re:	Puget Sound Energy, Inc. Registration Statement on Form S-3 Filed January 24, 2014 File No. 333-193555

Dear Ms. López:

On January 24, 2014, Puget Sound Energy, Inc. (the “Company”) filed its Registration Statement on Form S-3 (the “Registration Statement”) registering secured senior notes (the “Senior Notes”) with an aggregate initial offering price not to exceed $800,000,000.

On February 6, 2014, the Company received comments (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) relating to such Registration Statement.

We appreciate your review and are committed to providing you with the information you have requested on a timely basis. In response to such comments, the Company transmits herewith for filing with the Commission, via EDGAR, its Amendment No. 1 to such Registration Statement (“Amendment No. 1”). The Company also provides supplemental responses to such Comment Letter below, which are numbered to correspond to the numbers of the Comment Letter. For ease of reference, we have also excerpted the Staff’s comment below.

Incorporation of Certain Documents by Reference, page 2

1.	Please specifically incorporate by reference the Form 8-K filed on February 11, 2013 and revise your reference to the Form 8-K filed on February 2, 2013, as it appears that no filings were made on that date. In addition, to the extent you wish to incorporate by reference any applicable filings made during the pre-effective period, you may wish to further revise your disclosure to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be deemed to be incorporated by reference. Please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations

Company Response:

In Amendment No. 1, the Company has corrected the date of the Form 8-K filed in February 2013 to reflect a February 11, 2013 filing date. The Company has also revised its disclosure to provide that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be deemed to be incorporated by reference.

Description of Securities, page 4

2.	We note your disclosure in the first paragraph on page 4 referencing a “senior note indenture.” Please either revise your disclosure to refer to a specific indenture or remove this language.

Company Response:

In Amendment No. 1, the Company has revised this disclosure to reference “that certain Indenture dated as of December 1, 1997 between the Company and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as supplemented.”

3.	We note your disclosure in the first paragraph on page 5 that “the senior notes will be secured by one or more series of Puget Sound Energy’s first mortgage bonds.” It does not appear that this registration statement covers any transaction involving the first mortgage bonds. Please tell us how you have analyzed the issuance of the first mortgage bonds for purposes of compliance with Section 5 of the Securities Act of 1933, as amended. In your response, please address whether you believe the first mortgage bonds are securities for purposes of the definition of security in Section 2(a)(1) of the Securities Act.

Company Response:

The senior notes registered pursuant to the registration statement (the “Senior Notes”) will be secured by the Company’s first mortgage bonds, which are referred to in the senior note indenture as the pledged first mortgage bonds (the “Pledged Bonds”). The Pledged Bonds are merely collateral, pledged to secure the Senior Notes. The Pledged Bonds are not offered, sold or issued to the holders of the Senior Notes (the “Senior Noteholders”), but instead are issued directly to, and in the name of, the trustee for the Senior Notes, to be held as collateral for the benefit of the Senior Noteholders.

The Company has not registered this transaction in the first mortgage bonds because the pledge of the Pledged Bonds does not constitute an offer or sale of those securities to either the trustee or the Senior Noteholders.

We respectfully note that there is no definitive ruling as to whether a pledge of securities constitutes a sale under Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act) for purposes of Section 5 of the Securities Act, despite the ruling relating to Section 17(a) of the Securities Act in Rubin v. United States, 449 U.S. 424 (1981). In Rubin v. United States, the U.S. Supreme Court held that a bona fide pledge of securities as collateral for a loan constitutes an offer or sale of securities for purposes of the anti-fraud provisions of Section 17(a) of the Securities Act. The Court did not, however, address whether a pledge of capital stock or other securities is an offer or sale of securities for purposes of Section 5 of the Securities Act. Although neither the Commission nor the Division of Corporation Finance has published a view on this issue, we note that the Division of Corporate Finance has commented that the Rubin holding did not dictate the conclusion that a pledge of capital stock is an offer or sale of a security for all purposes. See Exchange Act Release No. 18114, fn. 64 (Sept. 24, 1981) and Securities Act Rules Compliance and Disclosure Interpretations, Question 132.02.

The Company does not believe the pledge of the Pledged Bonds in connection with the issuance of the senior notes constitutes an “offer” or “sale” within the meaning of Section 2(a)(3) of the Securities Act. The Senior Noteholders are not entitled to the Pledged Bonds, and no Pledged Bonds are offered, sold or issued to the Senior Noteholders. The Pledged Bonds are issued solely in the name of the trustee as collateral to secure the Senior Notes. Under the terms of the senior note indenture, the senior note trustee may not sell, assign or transfer the Pledged Bonds (other than to a successor trustee), and upon payment in full of the Senior Notes, the senior note trustee is required to deliver to the Company for cancellation all of the related Pledged Bonds. Moreover, under no circumstances will the Pledged Bonds be distributed to the Senior Noteholders upon the occurrence of an event of default under the Senior Notes or otherwise. Unlike a subsidiary guarantee of a registrant’s debt securities, which is issued directly to the noteholders and provides the noteholders a right of action to proceed against the guarantor, the Senior Noteholders do not under any circumstances have rights under the Pledged Bonds to proceed against the Company. Instead, upon a default under the Senior Notes, the senior note trustee may declare the principal of the Senior Notes to be immediately due and payable and, and if the Company does not make payment, must then file a written demand for the Company’s redemption of the related series of Pledge Bonds in order to proceed, as a holder of first mortgage bonds, on behalf of the Noteholders against the underlying assets securing the Pledged Bonds (consisting of real and personal property of the Company that satisfies the definition of utility property). The Company respectfully submits that the pledging of the Pledged Bonds to secure the senior notes is analogous to the well-established practice of pledging the stock of a registrant’s subsidiaries to secure a loan, without registration of such stock. Moreover, here the Pledged Bonds are obligations of the same issuer, the Company, as the Senior Notes. Like those transactions, the Company believes this transaction involving the Pledged Bonds is a customary, bona fide pledge of collateral incidental to a straightforward commercial issuance of the Senior Notes.

Based on the analysis outlined above, it is the Company’s position that the Pledged Bonds do not need to be registered for purposes of Section 5 of the Securities Act.

Legal Opinions, page 15

4.	We note your disclosure that a tax opinion “may” be provided and your statement in the exhibit index that the tax opinion is to be “incorporated by reference in connection with the offering of securities to the extent required for any such offering.” If you intend to provide a tax opinion, please revise your registration statement to file the tax opinion before effectiveness. Please see Item 601(b)(i) of Regulation S-K, and refer to Staff Legal Bulletin No. 19 at Section III.D.2 for further guidance.

Company Response:

In Amendment No. 1, we have deleted the disclosure regarding the tax opinion and removed such tax opinion from the exhibit index.

Exhibits

5.	Please file as an exhibit the form of Senior Notes.

Company Response:

In Amendment No. 1, we have added as an exhibit the form of Senior Note, referencing Exhibit D to the Indenture dated as of December 1, 1997 between the Company and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as supplemented, which is included in the Exhibit List as Exhibit 4.1.

Exhibit 5.1—Opinion of Perkins Coie LLP

6.	Please have counsel revise its opinion to remove the assumptions in clauses (c), (d) and (e) in the first paragraph on page 2. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please see Section II.B.3.a of Staff Legal Bulletin No. 19.

Company Response:

In Amendment No. 1, we included as an exhibit an updated opinion of counsel that removes the assumptions in clauses (c) and (d) and revises the assumption in clause (e), which is clause (c) in the updated opinion, to provide as follows: “as to factual matters material to the opinions expressed herein, the truth, accuracy and completeness of the information, representations and warranties contained in the Documents.”

7.	Please confirm the state law that governs the indenture under which the securities will be issued. In this regard, we note the jurisdictional limitations in counsel’s opinion. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

Company Response:

Pursuant to Section 15.04 of the Indenture dated as of December 1, 1997 between the Company and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as supplemented (the “Senior Note Indenture”), the Senior Note Indenture and each Senior Note shall be deemed to be a contract made under the laws of the State of Washington, and for all purposes shall be construed in accordance with the laws of said State.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact our legal counsel, Andrew Moore, Perkins Coie LLP at (206) 359-8649 with any questions or comments regarding this letter.

Respectfully submitted,

PUGET SOUND ENERGY, INC.

/s/ Daniel A. Doyle

Daniel A. Doyle

Senior Vice President and Chief Financial Officer